Exhibit (a)(3)
August 13, 2009
We are pleased to announce that the offer to amend certain performance-based options and restricted stock units (the “Offer”) that was described in the memorandum from Cris Conde dated June 9, 2009 is commencing today, August 13, 2009 and will remain open until September 14, 2009 at 5:00 p.m. Eastern Daylight Time (unless we extend it). You are receiving this email because you hold one or more equity awards eligible for amendment in the Offer.
The specifics of the Offer are described in the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units (“Offer to Amend”), a copy of which is attached to this email. Also attached is a personalized election form containing information about the options or restricted stock units you hold that are eligible for this program and instructions for completing and returning the election form. We urge you to read these documents very carefully.
We will be holding information sessions by webex to provide you with additional information regarding the Offer and will be announcing the date and time of these sessions shortly. Please plan to attend one of these identical sessions.
As explained in the Offer to Amend, participation in the Offer is completely voluntary, and you are not required to tender any of your eligible options or restricted stock units for amendment. However, if you do wish to have your options or restricted stock units amended in the Offer, you must complete, sign and date your election form and return it to us by 5:00 p.m. Eastern Daylight Time on Monday, September 14, 2009. If we extend the Offer beyond that time, you must deliver your completed election form before the extended expiration date.
You may submit your election form via facsimile or e-mail (via PDF or similar imaged document file) using the following contact information:
SunGard
Attention: Victoria Silbey
Fax: (610) 964-4361
E-mail: equity@sungard.com
If you have any questions about the Offer, please contact Victoria Silbey at (484) 582-5597 or equity@sungard.com.